UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trump Media & Technology Group Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25400Q105

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	25400Q105

1	Names of Reporting Persons

ARC Global Investments II LLC
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

30,147
	6	Shared Voting Power

0
	7	Sole Dispositive Power

30,147
	8	Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

30,147
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

0.01%
12	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13G

CUSIP No.	25400Q105

1	Names of Reporting Persons

Patrick Orlando
2	Check the appropriate box if a member of a Group (see instructions)

(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

0
	6	Shared Voting Power

30,147 (1)
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

30,147 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

30,147 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

☐
11	Percent of class represented by amount in row (9)

0.01%
12	Type of Reporting Person (See Instructions)

IN

(1)	Patrick Orlando is a manager of ARC Global Investments II LLC of which the board of managers has voting and investment discretion of the securities held by the ARC Global Investments II LLC, and accordingly, Mr. Orlando may be deemed to have beneficial ownership of securities reported herein. Mr. Orlando disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly, or indirectly.

Item 1.

(a)	Name of Issuer: Trump Media & Technology Group Corp.

(b)	Address of Issuer’s Principal Executive Offices: 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 34232

Item 2.	Name of Person Filing:

(a)	This statement is filed by:

(i)	ARC Global Investments II LLC which is the holder of record of 30,147 shares of Common Stock representing approximately 0.01% of the issued and outstanding shares of all classes of common stock of the Issuer based on 216,924,448 issued and outstanding shares as of October 29, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 5, 2024; and

(ii)	Patrick Orlando is a manager on the board of managers of ARC Global Investments II LLC.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if None, Residence: 3109 Grand Avenue, Miami, Florida 33133

(c)	Citizenship: United States

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 25400Q105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 30,147 shares of Common Stock.

(b)	Percent of Class: 0.01%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 30,147 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 30,147 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of: 30,147 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of: 30,147 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.

Item 8.	Identification and classification of members of the group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

ARC Global Investments II LLC

/s/ Patrick Orlando

Patrick Orlando

Manager

/s/ Patrick Orlando

Patrick Orlando

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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